Exhibit 99.1 Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES FILING OF ANNUAL REPORT ON FORM 40-F

Toronto, ON – March 29, 2021 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX; DNN: NYSE American) is pleased to announce that it has filed its 2020 annual report on Form 40-F with the U.S. Securities and Exchange Commission ("SEC"). Denison’s Form 40-F includes its management discussion and analysis and audited financial statements for the year ended December 31, 2020. The Form 40-F is available on Denison's website at www.denisonmines.com, and on the SEC's website at www.sec.gov/edgar.shtml.

Denison’s Annual Information Form has also been filed with Canadian regulatory authorities and is available on Denison's website at www.denisonmines.com and under the Company's profile on SEDAR at www.sedar.com.

Holders of Denison's securities may receive a free printed copy of the Company's most recent Form 40-F and Annual Report, including the audited financial statements, by sending an email request to info@denisonmines.com, by submitting a request online at www.denisonmines.com, or by writing to Denison Mines Corp., 1100 - 40 University Avenue, Toronto, Ontario, Canada M5J 1T1.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company's flagship project is the 90% owned Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture ("MLJV"), which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 66.90% interest in the Tthe Heldeth Túé (“THT,” formerly J Zone) and Huskie deposits on the Waterbury Lake property. Each of Midwest, Midwest A, THT and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation, a publicly traded company listed on the TSX under the symbol 'U', which invests in uranium oxide in concentrates and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

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